EXHIBIT 99.2

[GRAND PREMIER LOGO]

GRAND PREMIER FINANCIAL, INC.
486 West Liberty Street
Wauconda, Illinois 60084
Telephone: (847) 487-1818

January 13, 2000

Dear Fellow Stockholder:

                 On behalf of the Board of Directors of Grand Premier Financial, Inc., we cordially invite you to attend the Special Meeting of Stockholders of Grand Premier Financial, Inc. to be held on February 22, 2000 at 9:00 a.m., local time, at Grand National Bank, 3 Nelson C. White Parkway, Mundelein, Illinois 60060 for the purpose of considering and acting upon:

1.	A proposal to approve and adopt an Agreement and Plan of Merger, dated as of September 9, 1999, among Grand Premier, Old Kent Financial Corporation, and a wholly-owned subsidiary of Old Kent under which Old Kent will acquire Grand Premier, and

	•	each share of Grand Premier common stock will be converted into 0.4231 of a share of Old Kent common stock (and cash in lieu of fractional shares), and

	•	each share of Grand Premier preferred stock will be exchanged for one share of Old Kent preferred stock with substantially identical terms; and

2.	Such other matters as may properly come before the special meeting or any adjournments or postponements of the meeting.

                 Only holders of Grand Premier common stock as of the close of business on December 31, 1999 are entitled to vote at the Special Meeting. Under Delaware law, holders of record of Grand Premier preferred stock as of that date are entitled to dissent from the merger and obtain an appraisal of their shares, as more fully explained in the attached prospectus and proxy statement.

                 The terms of the Agreement and Plan of Merger, as well as other important information relating to Old Kent, Grand Premier, and the combined company, are contained in the attached prospectus and proxy statement. Please give this document your careful attention. The Board of Directors of Grand Premier has approved the Agreement and Plan of Merger and unanimously recommends that Grand Premier's common stockholders vote "FOR" the approval and adoption.

                 Because of the significance of the proposed merger to Grand Premier, your vote at the special meeting, either in person or by proxy, is especially important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope. You may revoke your proxy at any time before the special meeting, as more fully explained in the attached prospectus and proxy statement. Thank you for your prompt attention to this important matter.

Sincerely,

/s/ Richard L. Geach Richard L. Geach President and Chief Executive Officer	/s/ Alan J. Emerick Alan J. Emerick Secretary